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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)

infoGROUP Inc.
(Name of Issuer)

Common Stock, $.0025 Par Value Per Share
(Title of Class of Securities)

45670G108
(CUSIP Number)

Cardinal Capital Management, LLC One Greenwich Office Park 3rd Floor North Greenwich, Connecticut 06831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	45670G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cardinal Capital Management, LLC – 06 1422705

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

WC, AF

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

772,522

8.	SHARED VOTING POWER

41,214

9.	SOLE DISPOSITIVE POWER

1,127,504

10.	SHARED DISPOSITIVE POWER	[_]

41,214

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,168,718

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	45670G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cardinal Value Equity Partners, LP – 06 1425087

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

WC

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

41,214

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

41,214

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45670G108

Item 1.	Security and Issuer.

The name of the issuer is infoGROUP Inc. (the "Issuer"). The address of the Issuer's offices is 577 South 86th Circle, Omaha, Nebraska 68127.  This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons").  The principal business address of the Reporting Persons is One Greenwich Office Park, 3rd Floor North, Greenwich, Connecticut 06831.  The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella.  Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

(d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal.  Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, Cardinal may be deemed to beneficially own 1,168,718 Shares and Cardinal Value Equity Partners, LP may be deemed to beneficially own 41,214 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $7,683,362.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

This Amendment No. 6 to the Schedule 13D is being filed to disclose that the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on June 7, 2010.

Item 5.	Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 1,168,718 Shares and 41,214 Shares, respectively, constituting 2.0% and 0.1% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 772,522 Shares and dispose or direct the disposition of 1,127,504 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 41,214 Shares to which this filing relates.  Cardinal Value Equity Partners, LP has the shared power to vote or direct the vote of and dispose or direct the disposition of 41,214 Shares to which this filing relates.

All transactions in the Shares which have been effected by the Reporting Persons during the past 60 days are listed on Exhibit B.

The 1,168,718 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on June 7, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Transactions in the Shares which have been effected by the Reporting Persons during the past 60 days are listed on Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2010
(Date)

CARDINAL VALUE EQUITY PARTNERS, LP

By: Cardinal Capital Management, LLC General Partner

/s/ Amy K. Minella
(Signature)

Amy K. Minella
(Name/Title)

CARDINAL CAPITAL MANAGEMENT, LLC

/s/ Amy K. Minella
(Signature)

Amy K. Minella
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13D dated June 17, 2010, relating to the Common Stock of infoGROUP Inc. shall be filed on behalf of the undersigned.

CARDINAL VALUE EQUITY PARTNERS, LP

By: Cardinal Capital Management, LLC General Partner

/s/ Amy K. Minella
(Signature)

Amy K. Minella
(Name/Title)

CARDINAL CAPITAL MANAGEMENT, LLC

/s/ Amy K. Minella
(Signature)

Amy K. Minella
(Name/Title)

Exhibit B

Schedule of Transactions in Shares in the last 60 days

Tran	Trade		Trade
Code	Date	Quantity	Amount

Buy	5/4/2010	1,000	8,060.00
Sell	5/10/2010	360	2,847.91
Buy	5/18/2010	5,290	42,160.24
Sell	5/18/2010	2,740	21,810.03
Sell	5/18/2010	2,550	20,297.65
Sell	5/20/2010	38,000	299,472.92
Sell	5/21/2010	500	3,952.43
Sell	5/28/2010	300	2,366.95
Buy	6/1/2010	2,000	15,896.60
Sell	6/4/2010	100	790.11
Sell	6/4/2010	700	5,530.78
Sell	6/7/2010	3,100	24,509.42
Sell	6/7/2010	7,600	60,087.62
Sell	6/7/2010	9,200	72,737.65
Sell	6/7/2010	8,900	70,365.77
Sell	6/7/2010	3,000	23,718.80
Sell	6/7/2010	4,300	33,996.94
Sell	6/7/2010	11,000	86,968.93
Sell	6/7/2010	3,300	26,090.68
Sell	6/7/2010	10,000	79,062.66
Sell	6/7/2010	800	6,325.01
Sell	6/7/2010	5,000	39,531.33
Sell	6/7/2010	6,000	47,437.59
Sell	6/7/2010	12,500	98,828.32
Sell	6/7/2010	7,200	56,925.12
Sell	6/7/2010	5,500	43,484.46
Sell	6/7/2010	4,300	33,996.94
Sell	6/7/2010	2,200	17,393.79
Sell	6/7/2010	4,700	37,157.88
Sell	6/7/2010	3,900	30,833.14
Sell	6/7/2010	6,200	49,016.78
Sell	6/7/2010	1,700	13,440.09
Sell	6/7/2010	2,700	21,346.02
Sell	6/7/2010	10,500	83,012.29
Sell	6/7/2010	12,500	98,824.16
Sell	6/7/2010	2,800	22,136.61
Sell	6/7/2010	400	3,170.51

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/7/2010	1,900	15,059.90
Sell	6/7/2010	3,000	23,778.80
Sell	6/7/2010	500	3,963.13
Sell	6/7/2010	600	4,755.76
Sell	6/7/2010	300	2,371.88
Sell	6/7/2010	17,300	136,778.40
Sell	6/7/2010	3,414	26,991.99
Sell	6/7/2010	4,758	37,618.01
Sell	6/7/2010	3,538	27,972.37
Sell	6/7/2010	3,090	24,430.36
Sell	6/7/2010	16,700	132,034.64
Sell	6/7/2010	400	3,152.50
Sell	6/7/2010	700	5,534.38
Sell	6/7/2010	1,200	9,451.52
Sell	6/7/2010	3,000	23,628.80
Sell	6/7/2010	2,300	18,115.41
Sell	6/7/2010	800	6,301.01
Sell	6/7/2010	3,200	25,204.05
Sell	6/7/2010	600	4,725.76
Sell	6/7/2010	400	3,150.50
Sell	6/8/2010	5,740	45,396.32
Sell	6/8/2010	6,680	52,830.55
Sell	6/8/2010	7,580	59,948.44
Sell	6/9/2010	7,020	55,390.37
Sell	6/9/2010	7,100	56,021.60
Sell	6/9/2010	1,200	9,468.44
Sell	6/9/2010	2,000	15,780.73
Sell	6/9/2010	2,500	19,725.92
Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	14,600	115,199.35
Sell	6/9/2010	21,300	168,064.80
Sell	6/9/2010	24,900	196,470.12
Sell	6/9/2010	3,900	30,772.43
Sell	6/9/2010	4,000	31,561.47
Sell	6/9/2010	7,700	60,755.82
Sell	6/9/2010	18,376	144,993.37
Sell	6/9/2010	600	4,734.22
Sell	6/9/2010	4,500	35,506.65
Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	4,200	33,139.54
Sell	6/9/2010	8,018	63,264.95
Sell	6/9/2010	1,400	11,046.51
Sell	6/9/2010	1,300	10,257.48

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	1,119	8,829.32
Sell	6/9/2010	1,890	14,912.79
Sell	6/9/2010	4,710	37,163.62
Sell	6/9/2010	1,139	8,987.12
Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	1,260	9,941.87
Sell	6/9/2010	270	2,130.40
Sell	6/9/2010	580	4,576.41
Sell	6/9/2010	1,600	12,624.59
Sell	6/9/2010	110	867.94
Sell	6/9/2010	800	6,312.29
Sell	6/9/2010	400	3,156.15
Sell	6/9/2010	80	631.23
Sell	6/9/2010	100	789.04
Sell	6/9/2010	240	1,893.68
Sell	6/9/2010	62	489.20
Sell	6/9/2010	100	789.04
Sell	6/9/2010	438	3,455.98
Sell	6/9/2010	100	789.04
Sell	6/9/2010	300	2,367.11
Sell	6/9/2010	1,070	8,442.69
Sell	6/9/2010	1,260	9,941.86
Sell	6/9/2010	100	789.04
Sell	6/9/2010	1,160	9,152.82
Sell	6/9/2010	900	7,101.33
Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	2,830	22,329.74
Sell	6/9/2010	2,100	16,569.77
Sell	6/9/2010	420	3,313.95
Sell	6/9/2010	810	6,391.20
Sell	6/9/2010	2,800	22,093.03
Sell	6/9/2010	2,200	17,358.81

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	2,000	15,780.73
Sell	6/9/2010	6,100	48,131.23
Sell	6/9/2010	2,600	20,514.95
Sell	6/9/2010	2,600	20,514.95
Sell	6/9/2010	2,300	18,147.84
Sell	6/9/2010	10,000	78,903.66
Sell	6/9/2010	2,700	21,303.99
Sell	6/9/2010	6,900	54,443.53
Sell	6/9/2010	2,200	17,358.81
Sell	6/9/2010	1,000	7,890.37
Sell	6/9/2010	14,100	111,254.16
Sell	6/9/2010	4,303	33,952.25
Sell	6/9/2010	18,820	148,496.69
Sell	6/9/2010	3,100	24,460.14
Sell	6/9/2010	3,100	24,460.13
Sell	6/9/2010	6,746	53,228.41
Sell	6/9/2010	12,500	98,254.58
Sell	6/9/2010	121,300	953,462.43
Sell	6/9/2010	3,884	30,529.66
Sell	6/9/2010	4,700	37,082.61
Sell	6/9/2010	3,500	27,614.71
Sell	6/9/2010	2,300	18,146.81
Sell	6/9/2010	700	5,522.94
Sell	6/9/2010	10,100	79,688.16
Sell	6/9/2010	9,400	74,165.21
Sell	6/9/2010	2,686	21,192.32
Sell	6/9/2010	700	5,523.26
Sell	6/9/2010	900	7,101.33
Sell	6/9/2010	600	4,734.22
Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	300	2,367.11
Sell	6/9/2010	180	1,420.26
Sell	6/9/2010	7,649	60,506.38
Sell	6/9/2010	24,927	196,683.15
Sell	6/9/2010	600	4,746.22
Sell	6/9/2010	300	2,373.11
Sell	6/9/2010	700	5,537.25
Sell	6/9/2010	20	158.21
Sell	6/9/2010	7,100	56,021.60
Sell	6/9/2010	7,500	59,177.75
Sell	6/9/2010	2,600	20,514.95
Sell	6/9/2010	3,600	28,405.32
Sell	6/9/2010	1,500	11,835.55
Sell	6/9/2010	1,400	11,046.51
Sell	6/9/2010	3,207	25,304.40
Sell	6/9/2010	3,132	24,712.63
Sell	6/9/2010	1,830	14,439.37
Sell	6/9/2010	2,013	15,883.31
Sell	6/9/2010	5,368	42,355.48
Sell	6/9/2010	1,952	15,401.99
Sell	6/9/2010	5,978	47,168.61
Sell	6/9/2010	2,584	20,388.71

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/9/2010	2,610	20,593.86
Sell	6/9/2010	200	1,578.07
Sell	6/9/2010	773	6,099.25
Sell	6/9/2010	107	844.27
Sell	6/9/2010	200	1,578.07
Sell	6/9/2010	1,800	14,202.66
Sell	6/9/2010	1,700	13,413.62
Sell	6/9/2010	2,200	17,358.81
Sell	6/9/2010	400	3,156.15
Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	1,400	11,046.51
Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	1,500	11,835.55
Sell	6/9/2010	100	789.04
Sell	6/9/2010	1,600	12,624.58
Sell	6/9/2010	500	3,945.18
Sell	6/9/2010	300	2,367.11
Sell	6/9/2010	228	1,799.01
Sell	6/9/2010	300	2,367.11
Sell	6/9/2010	400	3,156.15
Sell	6/9/2010	100	789.04
Sell	6/9/2010	600	4,734.22
Sell	6/9/2010	400	3,156.14
Sell	6/9/2010	360	2,840.53
Sell	6/9/2010	3,900	30,772.43
Sell	6/9/2010	4,019	31,711.38
Sell	6/9/2010	24,837	195,973.02
Sell	6/9/2010	23,757	187,451.43
Sell	6/9/2010	900	7,101.33
Sell	6/9/2010	3,100	24,460.13
Sell	6/9/2010	6,500	51,287.38
Sell	6/9/2010	4,500	35,506.65
Sell	6/9/2010	2,400	18,936.88
Sell	6/9/2010	4,287	33,826.00
Sell	6/9/2010	700	5,523.26
Sell	6/9/2010	5,700	44,975.08
Sell	6/9/2010	1,300	10,257.48
Sell	6/9/2010	4,200	33,139.54
Sell	6/9/2010	6,600	52,076.41
Sell	6/9/2010	600	4,734.22
Sell	6/9/2010	2,767	21,832.64
Sell	6/9/2010	1,200	9,468.44
Sell	6/9/2010	500	3,945.18

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/9/2010	1,600	12,624.59
Sell	6/9/2010	2,000	15,780.73
Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	1,800	14,202.66
Sell	6/9/2010	2,700	21,303.99
Sell	6/9/2010	100	789.04
Sell	6/9/2010	2,200	17,358.80
Sell	6/9/2010	748	5,901.99
Sell	6/9/2010	1,170	9,231.73
Sell	6/9/2010	137,864	1,087,797.45
Sell	6/9/2010	300	2,357.75
Sell	6/9/2010	400	3,143.67
Sell	6/9/2010	1,820	14,303.70
Sell	6/9/2010	300	2,363.11
Sell	6/9/2010	240	1,890.48
Sell	6/9/2010	7,100	56,147.99
Sell	6/9/2010	1,089	8,611.99
Sell	6/9/2010	300	2,367.11
Sell	6/9/2010	1,200	9,468.44
Sell	6/9/2010	810	6,391.20
Sell	6/9/2010	1,800	14,202.66
Sell	6/9/2010	4,889	38,575.99
Sell	6/9/2010	2,600	20,514.95
Sell	6/9/2010	2,500	19,725.91
Sell	6/9/2010	1,900	14,991.70
Sell	6/9/2010	1,180	9,310.63
Sell	6/9/2010	2,400	18,936.88
Sell	6/9/2010	4,808	37,936.88
Sell	6/9/2010	950	7,507.71
Sell	6/9/2010	1,000	7,902.85
Sell	6/9/2010	300	2,370.85
Sell	6/9/2010	310	2,449.88
Sell	6/9/2010	500	3,951.43
Sell	6/9/2010	500	3,929.14
Sell	6/9/2010	940	7,386.78
Sell	6/9/2010	100	791.04
Sell	6/9/2010	800	6,328.29
Sell	6/9/2010	300	2,373.11
Sell	6/9/2010	330	2,610.42
Sell	6/9/2010	900	7,101.32
Sell	6/9/2010	7,559	59,416.50
Sell	6/9/2010	1,440	11,318.92
Sell	6/9/2010	7,700	60,755.82

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/9/2010	4,359	34,394.10
Sell	6/9/2010	1,100	8,679.40
Sell	6/9/2010	11,049	87,180.65
Sell	6/9/2010	32,100	252,317.75
Sell	6/9/2010	2,400	18,864.88
Sell	6/9/2010	700	5,502.26
Sell	6/9/2010	2,596	20,405.51
Sell	6/9/2010	6,700	52,664.45
Sell	6/9/2010	2,839	22,315.58
Sell	6/9/2010	5,850	46,158.64
Sell	6/9/2010	3,800	29,983.39
Sell	6/9/2010	710	5,602.16
Sell	6/9/2010	1,410	11,125.42
Sell	6/9/2010	2,400	18,936.88
Sell	6/9/2010	2,080	16,411.96
Sell	6/9/2010	5,290	41,740.04
Sell	6/9/2010	600	4,734.22
Sell	6/9/2010	11,516	90,865.46
Sell	6/9/2010	16,000	126,245.85
Sell	6/9/2010	4,968	39,199.34
Sell	6/10/2010	16,069	126,934.91
Sell	6/10/2010	1,800	14,218.85
Sell	6/10/2010	2,000	15,798.73
Sell	6/10/2010	2,900	22,908.16
Sell	6/10/2010	2,200	17,378.60
Sell	6/10/2010	120	947.99
Sell	6/11/2010	95,090	749,667.34
Sell	6/11/2010	10,900	85,933.05
Sell	6/11/2010	17,800	140,331.04
Sell	6/11/2010	1,700	13,402.40
Sell	6/11/2010	22,500	177,384.74
Sell	6/14/2010	4,824	38,120.53
Sell	6/14/2010	11,876	93,847.31
Sell	6/14/2010	482	3,808.89
Sell	6/14/2010	3,018	23,849.04
Sell	6/14/2010	900	7,112.03
Sell	6/14/2010	12,300	97,197.87
Sell	6/14/2010	2,254	17,811.71
Sell	6/14/2010	2,346	18,538.71
Sell	6/14/2010	10,216	80,423.07
Sell	6/14/2010	3,100	24,404.02
Sell	6/14/2010	2,800	22,042.34
Sell	6/14/2010	3,684	29,001.43

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/14/2010	5,114	40,398.96
Sell	6/14/2010	686	5,419.18
Sell	6/14/2010	3,600	28,448.15
Sell	6/14/2010	693	5,476.27
Sell	6/14/2010	4,007	31,664.38
Sell	6/14/2010	2,357	18,625.64
Sell	6/14/2010	1,643	12,983.42
Sell	6/14/2010	1,900	15,014.30
Sell	6/14/2010	16,000	126,436.25
Sell	6/14/2010	381	3,010.76
Sell	6/14/2010	819	6,471.95
Sell	6/14/2010	1,700	13,433.85
Sell	6/14/2010	3,700	29,238.38
Sell	6/14/2010	4,000	31,609.06
Sell	6/14/2010	3,300	26,077.47
Sell	6/14/2010	452	3,571.82
Sell	6/14/2010	700	5,531.59
Sell	6/14/2010	400	3,160.90
Sell	6/14/2010	348	2,749.99
Sell	6/14/2010	3,500	27,657.93
Sell	6/14/2010	1,900	15,014.30
Sell	6/14/2010	1,100	8,692.49
Sell	6/14/2010	20,000	158,045.32
Sell	6/14/2010	1,200	9,482.71
Sell	6/14/2010	2,100	16,594.75
Sell	6/14/2010	1,800	14,224.07
Sell	6/14/2010	1,800	14,224.07
Sell	6/15/2010	502	3,965.73
Sell	6/16/2010	6,312	49,867.11
Sell	6/16/2010	1,714	13,539.29
Sell	6/16/2010	3,000	23,697.71
Sell	6/16/2010	4,700	37,126.42
Sell	6/16/2010	3,500	27,647.33
Sell	6/16/2010	386	3,049.11
Sell	6/16/2010	15,600	123,245.71
Sell	6/16/2010	1,900	15,010.69
Sell	6/16/2010	7,400	58,462.70
Sell	6/17/2010	1624	12830.19
Sell	6/17/2010	2700	21330.99
Sell	6/17/2010	10583	83609.57
Sell	6/17/2010	4000	31601.46
Sell	6/17/2010	381	3010.04
Sell	6/17/2010	919	7260.43

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/17/2010	361	2852.03
Sell	6/17/2010	639	5048.33
Sell	6/17/2010	120	948.04
Sell	6/17/2010	600	4740.22
Sell	6/17/2010	80	632.03
Sell	6/17/2010	400	3160.14
Sell	6/17/2010	400	3160.14
Sell	6/17/2010	500	3950.18
Sell	6/17/2010	300	2370.1
Sell	6/17/2010	300	2370.1
Sell	6/17/2010	170	1343.06
Sell	6/17/2010	1130	8927.41
Sell	6/17/2010	700	5530.25
Sell	6/17/2010	300	2370.1
Sell	6/17/2010	7900	62412.89
Sell	6/17/2010	4900	38711.79
Sell	6/17/2010	3816	30033.32
Sell	6/17/2010	4000	31481.46
Sell	6/17/2010	14084	110846.23
Sell	6/17/2010	2514	19853.66
Sell	6/17/2010	2286	18053.09
Sell	6/17/2010	220	1738.08
Sell	6/17/2010	700	5530.25
Sell	6/17/2010	180	1422.07
Sell	6/17/2010	651	5156.16
Sell	6/17/2010	2300	18216.84
Sell	6/17/2010	449	3556.24
Sell	6/17/2010	4200	33181.53
Sell	6/17/2010	280	2217.7
Sell	6/17/2010	220	1742.48
Sell	6/17/2010	1093	8635.1
Sell	6/17/2010	1700	13430.62
Sell	6/17/2010	2500	19750.91
Sell	6/17/2010	1507	11905.85
Sell	6/17/2010	1712	13525.42
Sell	6/17/2010	1891	14939.59
Sell	6/17/2010	366	2891.53
Sell	6/17/2010	1037	8192.68
Sell	6/17/2010	694	5482.86
Sell	6/17/2010	800	6320.29
Sell	6/17/2010	193	1524.76
Sell	6/17/2010	74	584.63
Sell	6/17/2010	33	260.71

Tran	Trade		Trade
Code	Date	Quantity	Amount

Sell	6/17/2010	1600	12640.58
Sell	6/17/2010	40	316.01
Sell	6/17/2010	300	2370.11
Sell	6/17/2010	300	2370.11
Sell	6/17/2010	60	474.02
Sell	6/17/2010	13000	102704.75
Sell	6/17/2010	1300	10270.47
Sell	6/17/2010	1300	10270.47
Sell	6/17/2010	200	1580.07
Sell	6/17/2010	4100	32391.5
Sell	6/17/2010	9900	78213.62
Sell	6/17/2010	3213	25383.88
Sell	6/17/2010	700	5530.26
Sell	6/17/2010	3087	24388.42
Sell	6/17/2010	3800	30021.39
Sell	6/17/2010	1752	13841.43
Sell	6/17/2010	48	379.22
Sell	6/17/2010	1800	14220.66
Sell	6/17/2010	4000	31601.46
Sell	6/17/2010	3000	23701.09
Sell	6/17/2010	26900	212519.84
Sell	6/17/2010	600	4719.21
Sell	6/17/2010	60	471.62
Sell	6/17/2010	100	786.03
Sell	6/17/2010	140	1100.45
Sell	6/17/2010	411	3252.72
Sell	6/17/2010	1100	8705.57
Sell	6/17/2010	1389	10992.77
Sell	6/17/2010	1300	10270.47
Sell	6/17/2010	2000	15800.73
Sell	6/17/2010	590	4642.25
Sell	6/17/2010	810	6373.26
Sell	6/17/2010	500	3932.18
Sell	6/17/2010	370	2930.53
Sell	6/17/2010	130	1029.65
Sell	6/17/2010	400	3160.14
Sell	6/17/2010	3200	25185.17
Sell	6/17/2010	160	1259.26
Sell	6/17/2010	200	1574.07
Sell	6/17/2010	400	3148.14
Sell	6/17/2010	240	1888.89
Sell	6/17/2010	2000	15800.73
Sell	6/17/2010	1900	15010.69
Sell	6/17/2010	3500	27546.28
Sell	6/17/2010	4464	35267.23
Sell	6/17/2010	2560	20224.94
Sell	6/17/2010	1100	8690.4
Sell	6/17/2010	1776	14031.05
Sell	6/17/2010	6700	52932.45

SK 01269 0001 1106012